[DESCRIPTION]
Vote of Securities Holders

3.  Related Party Agreements and Other Transactions with Affiliates
At the Annual Meeting of Shareholders of the Fund held on October 28, 1998 (the Meeting), Shareholders approved a proposed Investment
Advisory Services Agreement (the New Advisory Agreement) between the Fund and W.P. Stewart & Co., Inc. (the Current Adviser), effective immediately. Shareholders also ratified the payment of advisory fees to the Current Adviser and its predecessors (collectively, the Adviser) for the period from January 12, 1996 through October 28, 1998. The following numbers of votes were cast for and against (or withheld as the case may be) and abstained with respect to the following proposals at the Meeting; (i) to approve the New Advisory Agreement (131,304 FOR, 588 AGAINST, and 4,018 ABSTAIN); (ii) to ratify the payment of advisory fees by the Fund to the Adviser for the period from January 12, 1996 through October 28, 1998 (125,347 FOR, 4,222 AGAINST, and 6,342 ABSTAIN); (iii)
to elect the following seven directors; Antoine Bernheim, June Eichbaum, Robert L. Schwartz, William Talcott May, Marilyn G. Breslow, Thomas R. LeViness and David J. Winkler, to hold office until their successors are duly elected and qualified (each nominee received 131,556 votes FOR and 4,356 votes WITHHELD); and (iv) to ratify the selection of Lopez Edwards Frank & Co., LLP as the Funds independent accountants for the fiscal year ending December 31, 1998 (128,916 FOR, 1,449 AGAINST, and 5,547 ABSTAIN).